3Q26 Earnings Release

2 Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, express or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036

1 3Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

1-1 3Q26 Highlights

- Turnaround with clear core-business recovery and DC biz. driven B2B growth
- Enhance corporate value with group portfolio growth and stable shareholder returns

Wireless : Subs. / ARPU turnaround

(Unit: thousands, KRW)


MNO Subs.*
14,805
14,807
14,807
14,817
14,831
ARPU
34,781
34,412
33,963
34,507
34,711
1Q26
2Q26
Jul.26
Aug.26
Sep.26

*exc. IoT/etc.

B2B, DC driven orders : Cumulative up 20%+


Cumulative orders
DC relevant
'26 YTD
'25 YTD
Cumulative orders amount YoY 20%+

Subsidiaries : Robust OP growth (DC/real-estate/content etc.)

(Unit: bn KRW)


OP Contribution
Excluding one-off (real-estate PJT) gains
206.2
+4.5% YoY
(+40.0% YoY excluding one-off real-estate PJT.)
197.3
Real-estate PJT.
50.0
3Q25
3Q26

Shareholder Return : Stable execution

- FY26 DPS: Minimum KRW 2,400
- 3Q26 DPS[1] : KRW 600
- Share Buyback/Cancellation[2] : KRW 250bn (FY26 Value up plan)

1)Record date('26.10.28), Payment('26.11.12),
2)Trust contract for acquisition of treasury share('26.03.10~'26.9.9)

4

5 3Q26 Highlights1-1 AX Infra AX Solution • AX strategy translating into execution and tangible outcomes, incl. the AIDC 1GW roadmap and Token Factory launch • 3Q cumulative AX revenue +11.9% YoY; targeting 2x+ growth by ‘28 (vs.’25) AXRevenue AIDC Subsea Cable Token Factory Palantir ✓ Demand driven capacity expansion of +1GW ~’31 ✓ 6 AIDC sites to open by ‘29 - (’27) Bucheon 1/2 Center - (’28) GaebongGunsanYongin - (’29) Ansan ✓ +90Tbps~’31 of capacity for global AI traffic ✓ Lease capacity to meet demand until new cables are in place (Leased capacity expected to sell out within the year ) ✓ All-in-one AI platform covering model selection, optimization, billing, and security(launched Oct.30) ✓ Offer 500+ domestic and global AI models - Partnership with OpenRouter ✓ Main contract in the financial sector (Aug. ‘26) ✓ Accelerate manufacturing/enterprise expansion and internal efficiency ✓ Build in-house KT FDE* and a high- margin biz. structure *Forward Deployed Engineer (Engineers driving end-to-end Palantir solution deployment at customer sites) 2025 AX solution Subsea cable 3Q25 (Cum.) 20283Q26(Cum.) kt cloud YoY +11.9% 993.4 1,111.9 *Decision-making on additional sites in progress

6 AX Platform Company AX Enhance profitability AssetOptimization Additional Shareholder Return FY2028 Financial Target and Action plans1-2

1 3Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

8 Financial Highlights1 (Unit: bn KRW) 3Q25 2Q26 3Q26 QoQ YoY Operating Revenue 7,126.7 6,679.9 6,997.5 4.8% -1.8% Service Revenue 5,920.8 5,922.9 5,880.9 -0.7% -0.7% Sale of goods 1,205.9 757.0 1,116.6 47.5% -7.4% Operating Expense 6,588.6 6,031.6 6,492.2 7.6% -1.5% Operating Income 538.2 648.3 505.3 -22.1% -6.1% Margin 7.6% 9.7% 7.2% -2.4%p -0.3%p Margin1 9.1% 10.9% 8.6% -2.4%p -0.5%p Non-op. Income/Loss 55.3 -2.2 -6.0 Loss continued Turned to loss Income before taxes 593.4 646.1 499.3 -22.7% -15.9% Net Income 445.3 480.6 367.3 -23.6% -17.5% Margin 6.2% 7.2% 5.2% -1.9%p -1.0%p EBITDA 1,503.9 1,589.4 1,428.3 -10.1% -5.0% Margin 21.1% 23.8% 20.4% -3.4%p -0.7%p 1) OP Margin1 = Operating Income/Service Revenue K-IFRS / Consolidated • Revenue -1.8% YoY due to prior-year base effect (real estate pjt.) and lower wireless revenue following the customer appreciation program • OP -6.1% YoY due to prior-year base effect and decline of KT separate OP

9 CAPEX • 3Q26 Total CAPEX Execution : KRW 1,228.2bn(KT Separate), KRW 370.9bn(Major Subsidiaries) 2 (Unit: KRW bn) 2,412 2,300 2,144 1,228 907 824 796 371 2023 2024 2025 3Q26(Cum.) KT Major Subsidiaries 3,319 3,124 2,940 1,599 ■ Major Subsidiaries’ CAPEX Includes Finance, Media, DC/Cloud, Real Estate, etc. ■ KT Separate CAPEX Access network, Backbone Network, B2B and etc. K-IFRS / Separate and major subsidiaries

1 3Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

11 KT - Wireless • Wireless Service revenue down -3.9% YoY, reflecting the impact of the customer appreciation program’26.02~07 and subs. churn during the penalty waiver period (5G penetration : 83.5%) • Enhancing profitability through personalized AX and stronger digital distribution channels 1 (Unit: KRW bn) 3Q25 2Q26 3Q26 QoQ YoY Wireless 1,809.6 1,749.7 1,738.0 -0.7% -4.0% Wireless Service 1,733.6 1,674.9 1,666.8 -0.5% -3.9% Interconnection 76.0 74.8 71.1 -4.9% -6.4% 8,057 8,368 8,749 9,048 9,323 6,574 6,974 7,019 7,059 7,357 2,649 2,487 2,324 2,247 2,211 11,048 11,156 11,070 11,147 11,170 3Q25 4Q25 1Q26 2Q26 3Q26 Handset(5G) Handset(exc.5G) 2nd device & IoT MVNO 30,061 28,328 28,985 29,162 29,501 Wireless Subscribers (Unit: Thousands)

12 KT – Fixed Line2 3Q25 2Q26 3Q26 QoQ YoY Fixed Line 1,331.9 1,314.8 1,308.2 -0.5% -1.8% Broadband 636.7 638.0 637.4 -0.1% 0.1% Media 534.4 524.5 521.5 -0.6% -2.4% Home Telephony 160.9 152.3 149.3 -2.0% -7.2% 10,135 10,170 10,188 10,231 10,276 3Q25 4Q25 1Q26 2Q26 3Q26 70.0% 70.1% 70.1% 70.2% 70.3% 9,520 9,533 9,520 9,565 3Q25 4Q25 1Q26 2Q26 3Q26 9,544 K-IFRS / Separate • Broadband : +0.1% YoY rev. growth, due to increase in GiGA subs. and value-added services • Media : -2.4% YoY rev. decline, as weaker advertising and PPV* revenue offset IPTV subs. addition *PPV : Pay-Per-View (Unit: KRW bn) (Unit: Thousands) Broadband Subscribers Subscribers GiGA (%) (Unit: Thousands) IPTV Subscribers

13 KT – B2B Services • Rev -0.7% YoY due to the prior-year base despite the continuous AX biz. Growth • Expand AX revenue through dedicated “AI Leased Line” for AIDC and Token Factory launch 3 Enterprise Internet/data Revenue AX biz. Revenue (KT Separate) 3Q25 2Q26 3Q26 QoQ YoY B2B Service 932.7 901.1 925.9 2.8% -0.7% YoY +7.0% 366.3 368.7 375.5 388.6 392.0 3Q25 4Q25 1Q26 2Q26 3Q26 3Q25 4Q25 1Q26 2Q26 3Q26 kt cloud KT AX biz. 358.1 369.6 350.8 367.8 393.3 ※ KT AX biz. : Subsea cable, AICC, AI/IT service, etc. YoY +9.8% (Unit: KRW bn, Separate) (Unit: KRW bn, KT + kt cloud ) QoQ +6.9%QoQ +0.9% K-IFRS (Unit: KRW bn)

14 Major Subsidiaries4 • kt cloud rev. +7.7% YoY by increased DC Gasan,‘25.11 utilization and Design & Build business expansion • kt estate rev. +39.1% YoY supported by growth in hotel business and new development project • Content subs. rev. +12.1% YoY driven by steady growth across KT Studio Genie, KT Millie, and others Subsidiaries’ OP contribution 3Q25 2Q26 3Q26 QoQ YoY BC Card 918.3 930.7 903.8 -2.9% -1.6% kt skylife 246.9 249.9 249.0 -0.4% 0.8% Content Subsidiaries* 153.3 166.4 171.8 3.3% 12.1% kt cloud 249.0 265.4 268.2 1.0% 7.7% kt estate 186.9 288.9 260.0 -10.0% 39.1% 197.3 132.1 168.8 259.3 206.2 3Q25 4Q25 1Q26 2Q26 3Q26 50.0 Gwangjin-gu real-estate PJT. *kt nasmedia,kt studiogenie(Genie music, Storywiz, and others incl.) (Unit: KRW bn) Excluding one-off(Gwangjin-gu real-estate PJT) gains (proportion) K-IFRS / Consolidated(each subsidiary) (Unit: KRW bn) Revenue of Major Subsidiaries (consolidated) * Daejeon HR Center

1 3Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	3Q25	4Q25	1Q26	2Q26	3Q26
Operating revenue	**7,126.7**	**6,845.0**	**6,778.4**	**6,679.9**	**6,997.5**
Service revenue	5,920.8	5,949.4	5,733.4	5,922.9	5,880.9
Sale of goods	1,205.9	895.6	1,045.0	757.0	1,116.6
Operating expense	**6,588.6**	**6,617.7**	**6,295.7**	**6,031.6**	**6,492.2**
Cost of Service	5,304.6	5,548.9	5,165.6	5,235.8	5,268.7
Labor cost	1,167.6	1,184.0	1,173.9	1,173.9	1,179.5
General expense	2,725.9	2,788.9	2,592.7	2,596.4	2,657.3
Cost of service	778.5	701.2	746.3	813.6	810.5
Selling expense	632.6	874.8	652.7	651.9	621.3
Cost of Goods sold	1,283.9	1,068.7	1,130.2	795.8	1,223.5
Operating income	**538.2**	**227.3**	**482.7**	**648.3**	**505.3**
N-OP income (loss)	**55.3**	**-89.5**	**29.8**	**-2.2**	**-6.0**
N-OP income	132.7	264.5	365.9	254.0	206.2
N-OP expense	74.2	367.7	342.9	284.4	207.1
Equity Method (G/L)	-3.3	13.7	6.9	28.3	-5.1
Income bf tax	**593.4**	**137.9**	**512.5**	**646.1**	**499.3**
Income tax	148.2	46.5	124.2	165.5	132.0
Net income	**445.3**	**91.5**	**388.3**	**480.6**	**367.3**
NI contribution to KT	391.5	111.7	352.2	440.1	321.3
EBITDA	**1,503.9**	**1,197.3**	**1,440.0**	**1,589.4**	**1,428.3**
EBITDA Margin	21.1%	17.5%	21.2%	23.8%	20.4%

KT Separate	3Q25	4Q25	1Q26	2Q26	3Q26
Operating revenue	**5,109.0**	**4,760.2**	**4,834.6**	**4,523.5**	**4,987.8**
Service revenue	4,179.9	4,122.5	4,069.1	4,079.3	4,106.1
Handset revenue	929.1	637.7	765.5	444.2	881.7
Operating expense	**4,768.1**	**4,664.9**	**4,520.7**	**4,134.5**	**4,688.5**
Cost of Service	3,837.8	4,042.6	3,721.5	3,719.3	3,763.3
Labor cost	492.8	431.9	497.0	494.0	502.0
General expense	1,956.7	2,052.3	1,866.7	1,855.4	1,903.5
Cost of service	707.4	656.5	658.3	668.0	697.5
Selling expense	680.9	901.9	699.5	701.8	660.3
Cost of Devices sold	930.3	622.4	799.2	415.2	925.3
Operating income	**340.9**	**95.3**	**313.9**	**389.0**	**299.3**
N-OP income (loss)	**39.3**	**-4.3**	**101.4**	**-9.1**	**12.8**
N-OP income	72.6	217.8	378.9	227.7	160.3
N-OP expense	33.2	222.2	277.5	236.7	147.4
Income bf tax	**380.2**	**90.9**	**415.3**	**380.0**	**312.1**
Income tax	90.5	42.2	75.3	94.7	74.0
Net income	**289.7**	**48.7**	**340.0**	**285.3**	**238.1**
EBITDA	**1,153.8**	**900.2**	**1,110.6**	**1,171.7**	**1,057.1**
EBITDA Margin	22.6%	18.9%	23.0%	25.9%	21.2%

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2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	3Q25	4Q25	1Q26	2Q26	3Q26
Assets	**43,012.8**	**42,948.6**	**43,510.0**	**44,685.0**	**44,557.3**
Current assets	**15,123.6**	**13,977.5**	**14,527.1**	**14,821.6**	**15,313.6**
Cash & cash equivalents	3,890.3	3,507.0	2,860.1	3,049.8	3,042.4
Trade & other receivables	4,215.7	3,963.7	4,192.1	4,109.3	4,809.6
Inventories	443.8	416.1	537.5	625.7	870.1
Other current asset	6,573.7	6,090.7	6,937.4	7,036.9	6,591.5
- Prepaid_Contract cost	1,450.7	1,484.6	1,445.5	1,416.4	1,376.9
- Contract assets	805.2	764.9	754.8	735.6	719.2
Non-current assets	**27,889.2**	**28,971.0**	**28,982.9**	**29,863.4**	**29,243.7**
Trade & other rec	422.1	463.1	453.5	492.6	455.8
Tangible assets	14,121.1	14,258.5	13,862.1	13,695.9	13,618.8
Other non-current assets	13,346.0	14,249.5	14,667.3	15,674.9	15,169.0
- Prepaid_Contract cost	629.2	614.5	679.4	666.6	674.9
- Contract assets	173.2	261.4	302.8	279.9	297.0
Liabilities	**23,752.8**	**23,490.6**	**23,516.4**	**24,253.7**	**24,302.9**
Current liabilities	**12,223.6**	**11,692.8**	**12,642.1**	**13,162.5**	**12,975.7**
Trade & other payables	7,770.5	6,868.7	6,933.6	6,781.3	7,071.0
Short-term borrowings	2,454.1	2,499.5	3,531.8	4,179.5	3,797.5
Others	1,999.0	2,324.5	2,176.8	2,201.7	2,107.2
- Contract liabilities	228.1	207.8	205.6	183.0	207.4
Non-current liabilities	**11,529.2**	**11,797.8**	**10,874.3**	**11,091.2**	**11,327.2**
Trade & other payables	386.6	328.3	295.6	613.5	623.2
Long-term borrowings	8,078.2	8,286.0	7,304.8	7,091.3	7,302.3
Others	3,064.4	3,183.5	3,273.9	3,386.5	3,401.7
- Contract liabilities	33.4	31.9	33.5	29.0	54.6
Equity	**19,259.9**	**19,458.0**	**19,993.6**	**20,431.3**	**20,254.3**
Retained earnings	14,986.2	14,964.3	15,174.5	15,470.0	15,632.9

KT Separate	3Q25	4Q25	1Q26	2Q26	3Q26
Assets	**29,049.2**	**29,677.6**	**30,116.3**	**30,444.5**	**30,081.0**
Current assets	**7,127.8**	**7,212.5**	**7,521.4**	**7,181.9**	**7,689.8**
Cash & cash equi.	1,095.5	1,585.9	1,268.9	1,210.4	1,395.4
Trade & other rec.	3,186.5	2,915.7	3,220.9	2,906.4	3,414.7
Inventories	155.2	94.3	173.4	270.7	409.8
Other current asset	2,690.7	2,616.6	2,858.2	2,794.5	2,469.9
- Prepaid_Contract cost	1,549.9	1,583.8	1,557.2	1,526.1	1,492.9
- Contract assets	707.8	630.0	613.4	604.1	565.0
Non-current assets	**21,921.4**	**22,465.1**	**22,594.9**	**23,262.6**	**22,391.2**
Trade & other rec	319.9	362.9	352.8	395.3	356.4
Tangible assets	10,748.7	10,932.3	10,563.9	10,402.1	10,330.8
Other non-current assets	10,028.4	10,357.6	10,868.1	11,685.4	10,963.7
- Prepaid_Contract cost	624.1	595.2	658.5	636.4	646.4
- Contract assets	140.1	226.8	258.7	257.7	252.6
Liabilities	**13,986.4**	**14,451.0**	**14,361.4**	**14,444.4**	**14,393.6**
Current liabilities	**6,539.8**	**6,862.3**	**7,478.4**	**7,411.2**	**7,041.9**
Trade & other payables	4,545.4	4,592.5	4,515.9	4,240.6	4,695.9
Short-term borrowings	1,310.4	1,323.8	2,018.1	2,279.7	1,527.9
Others	684.1	946.0	944.4	890.9	818.1
- Contract liabilities	198.3	185.7	186.8	162.8	187.9
Non-current liabilities	**7,446.6**	**7,588.7**	**6,883.0**	**7,033.1**	**7,351.7**
Trade & other payables	649.8	622.1	544.2	838.2	819.8
Long-term borrowings	5,499.5	5,744.9	5,006.6	4,725.0	5,057.6
Others	1,297.2	1,221.7	1,332.2	1,470.0	1,474.3
- Contract liabilities	27.3	24.8	29.0	25.0	31.3
Equity	**15,062.8**	**15,226.6**	**15,754.9**	**16,000.1**	**15,687.4**
Retained earnings	12,301.6	12,219.9	12,417.4	12,555.8	12,635.5

17

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	3Q 25	4Q 25	1Q 26	2Q 26	3Q 26	QoQ	YoY
Total	28,328	28,985	29,162	29,501	30,061	1.9%	6.1%
- MNO	20,271	20,618	20,413	20,453	20,738	1.4%	2.3%
- MVNO	8,057	8,368	8,749	9,048	9,323	3.0%	15.7%
5G Handset[1)]	11,048	11,156	11,070	11,147	11,170	0.2%	1.1%
Churn rate[2)]	1.2%	1.0%	1.7%	0.9%	1.0%	0.1%p	-0.2%p
ARPU (KRW)[3)]	35,295	35,335	34,781	34,412	34,394	-0.1%	-2.6%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)

2) Churn rate : Based on MNO subscribers (excludes IoT)

3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	3Q 25	4Q 25	1Q 26	2Q 26	3Q 26	QoQ	YoY
Telephony	11,039	10,890	10,739	10,603	10,475	-1.2%	-5.1%
- PSTN	7,851	7,716	7,578	7,447	7,327	-1.6%	-6.7%
- VoIP	3,188	3,174	3,161	3,156	3,148	-0.2%	-1.2%
Broadband	10,135	10,170	10,188	10,231	10,276	0.4%	1.4%
IPTV (GTV+GTS)	9,520	9,533	9,520	9,544	9,565	0.2%	0.5%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 2H 2025 is 9,123,463 (6-month average)

18